Exhibit A

Cover Letter to Offer to Purchase and Letter of Transmittal

Hartford Schroders Private Opportunities Fund

If You Do Not Want to Sell Your Shares at This Time,
Please Disregard This Notice.
This Is Solely Notification of the Fund’s Tender Offer.

January 28, 2026

Dear Hartford Schroders Opportunities Fund Shareholder:

We are writing to inform you of important dates relating to a tender offer by Hartford Schroders Private Opportunities Fund (the “Fund”). If you are not interested in tendering any of your shares in the Fund (“Shares”) for purchase by the Fund at this time, please disregard this notice and take no action.

Special Note for Shareholders Invested Through Traditional IRAs and Similar Accounts[*]

Federal income tax rules may require you, under certain circumstances, to take “required minimum distributions” (or RMDs) from one or more of your IRAs or similar accounts every year. Affected Shareholders seeking RMDs by participating in the Fund’s tender offers must heed established tender offer deadlines and cannot expect extensions or exceptions. The deadlines apply to all Shareholders. Please plan accordingly.

The tender offer period will begin on January 28, 2026. Tenders of Shares must be submitted no later than February 25, 2026. Tenders of Shares may be withdrawn until 11:59 P.M., Eastern time, on February 25, 2026. The purpose of the tender offer is to provide liquidity to Shareholders of the Fund. Shares may be presented to the Fund for purchase only by tendering them during one of the Fund’s announced tender offers.

Should you wish to tender any of your Shares for purchase by the Fund during this tender offer period please complete and return the enclosed Letter of Transmittal by no later than February 25, 2026. If you do not wish to sell your Shares, simply disregard this notice. NO ACTION IS REQUIRED IF YOU DO NOT WISH TO SELL ALL OR ANY PORTION OF YOUR SHARES AT THIS TIME.

All tenders of Shares must be received by the Fund, either by mail, by fax, or by email in good order no later than February 25, 2026.

[*]	Hartford Funds Management Company, LLC. does not render advice on tax and tax accounting matters to clients. This material was not intended or written to be used, and it cannot be used, with any taxpayer for the purpose of avoiding penalties which may be imposed on the taxpayer under U.S. federal tax laws. Federal and state tax laws are complex and constantly changing. You should always consult your legal or tax advisor for information concerning your individual situation.

A-1

If we may be of further assistance, please contact us by calling one of our account representatives at 888-660-3010, Monday through Friday (except holidays), from 7:00 a.m. to 7:00 p.m., Central time.

Sincerely,

Hartford Schroders Private Opportunities Fund

A-2